SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 28, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Second Quarter Financial Statements as at September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley
Name: Robert Rieveley
Title: Chief Executive Officer

Date: November 28, 2007

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2007

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

President`s Letter to Shareholders

In the Company`s second quarter, ended September 30, 2007, sales of the Company`s Sucanon diabetes drug were $83,845, an increase of $60,964 or 266% over the year-earlier quarter sales of $22,881. Strengthening of the Canadian dollar had an impact on revenue for the quarter ended September 30. Loss for the period ended September 30 was $558,725 or $.01 per share, compared with $531,257 or $.01 for the year-earlier period.

Sales for the six months ended September 30, 2007 were $188,751, compared to $71,502 for the year-earlier six-month period, an increase of 164%.

During the quarter ended September 30, 2007, trading of the company`s shares on the TSXV Exchange in Canada was halted, leading the company to voluntarily withdraw from trading on the Exchange. The Company`s shares have continued to trade on the OTCBB Exchange and the company continues to report to securities regulators in Canada and the U.S., specifically the BC Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

The Company is continuing work on increasing Sucanon distribution in Mexico.

The Company is also working to increase distribution channels outside Mexico. In September the company signed a distribution agreement for four countries in Central America - El Salvador, Guatemala, Honduras and Nicaragua. In November, the company signed an agreement for distribution of Sucanon in the United Arab Emirates including Dubai.

Robert Rieveley, President

November 28, 2007

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2007

Responsibility for Financial Statements

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2007

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2007 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the six months or the quarters ended September 30, 2007 and September 30, 2006.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company`s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements dated March 31, 2007.

Biotech Holdings Ltd.

Excerpts from the Management Discussion and Analysis

For the 6 Months ended September 30, 2007

Discussion of Operations and Financial Condition

Operating Results

Revenues from the sale of Sucanon in the 6 months ended September 30, 2007 were $188,751 which resulted in a Gross Profit of $125,447. The revenues in the same 6 month period ended September 30, 2006 were $83,845 and the Gross Profit was $53,814.

Operating expenses totaled $1,037,773 (2006: $912,571) representing an increase of $125,205 (13.7%) from the expenses incurred in the 6 months ended September 30, 2006.

Stock-based compensation increased from $96,303 to $404,407 (an increase of $308,104 or 320%) due to a correction in the method of calculating this expense and the large block of options granted in the period. The methodology for calculating the Stock-based compensation was corrected in the quarter ended March 31, 2007. Prior to March 31, 2007, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options instead of the duration of the vesting period.

General, administrative and selling expenses increased from $286,918 to $339,605 (an increase of $51,687 or 18.0%). The main contributing factor to this increase was the increase in staff in the Mexican office.

Interest expense in the 6 month period increased from $38,717 to $79,621 (an increase of $40,904 or 105.6%) due to increased borrowings from related parties over the year.

Amortization Expenses decreased from $264,880 to $6,386 because Technology Interests were fully amortized in the year ended March 31, 2007.

The loss for the 6 months ended September 30, 2007 was $912,326 (2006: $884,552) and the loss per common share was $0.01 for both periods.

Liquidity and Capital Resources

The net loss for the 6 months ended September 30, 2007 was $912,326 (2006: $884,552). After adding back items not involving cash (including amortization, stock-based compensation), and changes in non-cash operating working capital items, operations used a total of $488,053 (2006: $511,468) in cash during the 6 months ended September 30, 2007.

Financing activities provided $475,729 (2006: $483,495) in cash flow due to increases in amounts due to related parties and the issuance of 8,600 common shares for $860 (2006: $nil).

Investing activities did not provide or use any cash during the 6 months ended September 30, 2007 (2006: used $1,283).

As a result cash decreased $12,324 (2006: $29,256) in the 6 month period. As at September 30, 2007, the working capital deficiency was $3,400,607 (September 30, 2006: $2,608,238).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As September 30, 2007, the Company had cash and deposits totaling $11,034 (2006: $39,023).

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2007	2007
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 11,034	$ 23,358
Accounts receivable - net	154,795	164,573
Inventory	25,330	10,823
	191,159	198,754

Property Plant and Equipment
Continuing operations	108,878	115,264
Held for resale	1	1

Technology Interests	1	1
	$ 300,039	$ 314,020

LIABILITIES & SHAREHOLDERS` (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,274,346	$ 1,256,139
Due to related parties (note 5)	2,317,420	1,842,549
	3,591,766	3,098,688
Note payable	224,343	224,343
	3,816,109	3,323,031

SHAREHOLDERS` (DEFICIENCY)
Share Capital
Common shares	25,734,583	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	1,554,792	1,150,790
Deficit	(32,186,136)	(31,273,810)
	(3,516,070)	(3,009,011)
	$ 300,039	$ 314,020

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements dated March 31, 2007.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 188,751	$ 71,502	$ 83,845	$ 22,881
Cost of Sales	63,304	43,483	30,031	19,586
	125,447	28,019	53,814	3,295

Operating Expenses
Stock-based compensation	404,407	96,303	215,203	56,168
General, administrative
and selling	339,605	286,918	177,620	160,805
Product marketing costs	104,481	104,101	43,885	69,391
Interest - current debt and other	79,621	38,717	42,134	22,047
Professional fees	56,671	60,393	56,445	45,626
Foreign exchange	25,921	29,058	9,669	23,204
Office rent, utilities and maintenance	20,681	32,201	10,576	17,117
Amortization	6,386	264,880	3,193	136,899

	1,037,773	912,571	558,725	531,257

Loss for the period	(912,326)	(884,552)	(504,911)	(527,962)

Deficit, beginning of period	(31,273,810)	(29,595,443)	(31,681,225)	(29,952,033)

Deficit, end of period	(32,186,136)	(30,479,995)	(32,186,136)	(30,479,995)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.01)	(0.01)

From discontinued operations	0.00	0.00	0.00	0.00

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (912,326)	$ (884,552)	$ (504,911)	$ (519,530)

Add (Deduct):
Amortization	6,386	264,880	3,193	136,899
Stock-based compensation	404,407	96,303	215,203	56,168
	(501,533)	(523,369)	(286,515)	(326,463)
Add (Deduct) changes in:
Accounts receivable	9,778	(17,260)	5,639	1,992
Advances	0	1,612	0	1,612
Inventory	(14,507)	11,326	(20,115)	4,463
Accounts payable	18,209	16,223	35,579	40,920
	(488,053)	(511,468)	(265,412)	(277,476)
Financing Activities:
Due to related parties	474,869	483,495	236,782	233,281
Issuance of Common Shares	860	0	860	0
	475,729	483,495	237,642	233,281
Investing Activities:
Acquisition of capital assets	0	(1,283)	0	(1,283)
	0	(1,283)	0	(1,283)

Increase (Decrease) in Cash	(12,324)	(29,256)	(27,770)	(45,478)

Cash, beginning of period	23,358	68,279	38,804	84,501

Cash, end of period	$ 11,034	$ 39,023	$ 11,034	$ 39,023

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2007

1. Nature of business and ability to continue operations

The Company`s business focus remains the development of distribution of the Company`s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,186,136 and a Shareholders` Deficiency of $3,516,070 at September 30, 2007. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2007 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company`s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. During fiscal 2007, the Company`s Mexican subsidiary also began marketing Sucanon.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2007

3. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Shares Outstanding and Shareholders` Deficiency

The following table provides a reconciliation of the changes in Shareholders` Deficiency from March 31, 2007 to September 30, 2007:
		Convertible		Convertible			Total
	Common	Preferred	Common	Preferred	Contributed		Shareholders`
	Shares	Shares	Shares	Shares	Surplus	Deficit	Deficiency

	Number	Number	Amount	Amount

Balance, March 31, 2007	92,229,512	13,806,907	$25,733,318	$1,380,691	$1,150,790	$(31,273,810)	$(3,009,011)

Common shares issued:
for cash -
by stock options exercised	8,600		860				860
Stock-based compensation					404,407		404,407
Options exercised for which
stock-based compensation
has been recorded			405		(405)		0
Net loss						(912,326)	(912,326)

Balance, September 30, 2007	92,238,112	13,806,907	$25,734,583	$1,380,691	$1,554,792	$(32,186,136)	$(3,516,070)

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended September 30, 2007.

Outstanding Warrants to Purchase Common Shares as of September 30, 2007

No common share warrants were outstanding on September 30, 2007.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on September 30, 2007.

Stock Options Exercised in the Period

During the 6 months ended September 30, 2007, 8,600 stock options were exercised by a consultant for the Company for total proceeds of $860.

Stock Options Granted in the Period

In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, vest October 12, 2007 and expire April 12, 2009.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2007

3. Share Capital (continued)

Outstanding Stock Options as at September 30, 2007:
Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.55 Mar. 24, 2008	1,190,000	900,000	160,000	130,000
$0.135 Feb. 22, 2008	300,000	300,000
$0.16 Jun. 22, 2008	896,000	560,000		336,000
$0.10 Jun. 22, 2008	527,800	430,000	40,000	57,800
$0.10 Jun. 26, 2008	300,000	300,000
$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	5,034,000	4,310,000	410,000	314,000
Outstanding as at September 30, 2007	8,522,800	6,800,000	885,000	837,800

A breakdown of outstanding options as at September 30, 2007 to Directors and Officers was as follows:
Grant Date	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06	12-Apr-07	Total
Exercise Date	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06	12-Oct-07
Expiry Date	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08	12-Apr-09
Option Price	$0.55	$0.14	$0.16	$0.10	$0.10	$0.11

Cheryl Rieveley, Director	120,000		90,000	70,000		340,000	620,000
Gale Belding, Director	120,000		-	70,000		430,000	620,000
Johan de Rooy, Director	100,000		90,000	50,000		360,000	600,000
Art Cowie, Director		300,000		50,000		150,000	500,000
Ross Wilmot, Director					300,000	200,000	500,000
Robert Rieveley Director & CEO	500,000		190,000	150,000		2,660,000	3,500,000
Lorne Brown, CFO	60,000		190,000	40,000		170,000	460,000

Total	900,000	300,000	560,000	430,000	300,000	4,310,000	6,800,000

4. Stock based compensation

Using the fair value method to value stock options, $404,407 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 169% and a weighted average risk free rate of 4.2%. The total cost of the stock-based compensation expense is being recognized over the period from the grant date to the vesting date.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2007

5. Related party transactions

Due to Related Parties
		Sept. 30, 2007	Mar 31, 2007
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended Sept 30, 2007, $11,936 in interest was accrued.

		$ 310,335	$ 298,399
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	31,201	4,551
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	10,299	6,802
		351,835	309,752

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 6 months ended Sept. 30, 2007, the notes were increased by advances of $366,115.  During the period, interest expense of $66,673 was accrued.
	1,965,585	1,532,797
	1,965,585	1,532,797
Total	$ 2,317,420	$ 1,842,549

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	6 Months ended	6 Months ended	Quarter ended	Quarter ended
	Sept 30 07	Sept 30 06	Sept 30 07	Sept 30 06

Management fees paid and
accrued to an officer	$ 67,924	$ 67,607	$ 31,924	$ 31,607
Salaries and Benefits	$ 90,967	$ 87,499	$ 47,879	$ 43,088
Interest accrued on Notes Payable
to related parties	$ 78,609	$ 38,717	$ 41,539	$ 22,047
Services provided by Companies
controlled by Directors	$ 41,129	$ 40,085	$ 20,598	$ 14,995

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2007

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:
	6 months ended	Quarter Ended
	Sept. 30, 2007	Sept. 30, 2007

Salaries and Benefits	$ 137,835	$ 71,477
Management Fees	67,924	33,962
Investor Relations	44,012	22,314
Communication, Travel and Promotion	24,195	5,260
Office Expenses	42,364	28,408
Bad Debts	13,020	7,379
Stock Exchange & Transfer Agent	10,255	8,820

	$ 339,605	$ 177,620

Reconciliation of Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles

In the opinion of the Company there are no material differences between U.S. and Canadian Generally Accepted Accounting Principles (GAAP) that would have an impact on these financial statements.